

January 15, 2014

<u>**Via E-Mail**</u>

Joseph L. Johnson III, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

> **Re: Patheon Inc.**
> **Amended Schedule 13E-3**
> **Filed January 7, 2014 by Patheon Inc., et. al.**
> **File No. 005-86695**
>
> **Revised Preliminary Schedule 14A**
> **Filed January 7, 2014**
> **File No. 000-54283**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments.

<u>**Revised Preliminary Proxy Statement**</u>

<u>Special Factors</u>

<u>Background to the Arrangement, page 22</u>

1.   We note the revisions made in response to prior comment 10. Please revise further to explain why JLL believed it unlikely that an auction process would result in greater value for the company's security holders than the DSM-JLL Newco Transaction.

<u>Position of the Independent Committee as to Fairness, page 38</u>

2.   We reissue prior comment 23. We note that the valuation and opinions of the financial advisors addressed a group of security holders that include affiliates of the company, such as directors and executive officers, and that the filing persons must address fairness as to unaffiliated security holders. Given the adoption of the financial advisors analyses, valuation and opinions by some of the filing persons, those filing persons must explain how they were able to reach the fairness determination required by Item 1014 of Regulation M-A.

3.   We reissue prior comment 28 as it relates to the fairness determination made by the company. Revise to explain the committee's reasons for its decision not to consider either the company's net book value or liquidation value in reaching its fairness determination.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        /s/ Daniel F. Duchovny
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions